UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: . . . . . 3235-0058
Washington, D.C. 20549	Expires: May 31, 2025
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FORM 12b-25	per response. . . . . . . . 2.50

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-39957

CUSIP NUMBER
H57830137

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:__________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

NLS PHARMACEUTICS LTD.

Full Name of Registrant

Former Name if Applicable

The Circle 6, 8058

Address of Principal Executive Office (Street and Number)

Zurich, Switzerland

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NLS Pharmaceutics Ltd. (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”) by the prescribed due date for the reasons described below.

The Company requires additional time to prepare and review its financial statements for the year ended December 31, 2024, and have such financial statements audited. Factors which have affected the timing of the preparation and review of the financial statements include (i) the continued attempts to consummate a merger with Kadimastem Ltd., and (ii) the Company recently raising up to $3 million and signing a $25 million committed equity facility agreement as part of the planned strategic merger with Kadimastem Ltd.

As a result of the foregoing, the Company is unable, without unreasonable effort or expense, to file its Annual Report by the prescribed due date of April 30, 2025. The Company is working diligently to complete the Form 20-F as soon as possible.

The Company currently expects to file the Annual Report within the 15 calendar day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alexander Zwyer	(8058)	+41-44-512-2150
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NLS PHARMCEUTICS LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 1, 2025	By:	/s/ Alexander Zwyer
Alexander Zwyer
Chief Executive Officer

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